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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            JAN BELL MARKETING, INC.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
    -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    470760109
                                    ---------
                                 (CUSIP Number)


                          Voluntary** (see note below)
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]   Rule 13d-1(b)
                  [X ]   Rule 13d-1(c)
                  [  ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This Schedule 13G is being filed to replace, pursuant to Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on September 18, 1995.



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----------------------------                     ----------------------------
CUSIP No.  470760109              13G            Page  2     of   6    Pages
          ------------------                          ------    ------
----------------------------                     ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]

                                                                       (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,316,000
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY               269,100
     OWNED BY
      EACH           ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 1,316,000

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                              269,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,585,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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Item 1(a)                          Name of Issuer:
                                   ---------------

                                   Jan Bell Marketing, Inc. (the "Issuer")

Item 1(b)                          Address of Issuer's Principal Executive
                                   ---------------------------------------
                                   Offices:
                                   --------

                                   14051 N.W. 14th Street
                                   Sunrise, Florida 33323

Items 2(a)                         Name of Person Filing:
                                   ----------------------

                                   This statement is being filed by Cumberland
                                   Associates LLC to replace, pursuant to
                                   Securities Exchange Act Release No. 34-39538, Cumberland Associates LLC's Schedule 13D, filed on September 18, 1995. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, thirteen securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. K. Tucker Andersen, Gary Tynes, Oscar S. Schafer, Bruce G. Wilcox, Glenn Krevlin, Andrew Wallach and Eleanor Poppe are the members (the "Members") of Cumberland Associates LLC.


Item 2(b)                          Address of Principal Business Office:
                                   -------------------------------------

                                   The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)                          Citizenship:
                                   ------------

                                   Cumberland Associates LLC is a New York
                                   limited liability company. Each of the
                                   Members is a citizen of the United States.

Item 2(d)                          Title of Class of Securities:
                                   -----------------------------

                                   Common Stock, par value $.0001 per share
                                   (the "Shares")

Item 2(e)                          CUSIP Number:
                                   -------------

                                   470760109

Item 3                             Not Applicable


Item 4.                            Ownership:
                                   ---------




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Item 4(a)                          Amount Beneficially Owned:
                                   -------------------------
                                   As of the date hereof, Cumberland Associates
                                   LLC may be deemed the beneficial owner of 1,585,100 Shares.


Item 4(b)                          Percent of Class:
                                   ----------------
                                   The number of Shares of which Cumberland
                                   Associates LLC may be deemed to be the
                                   beneficial owner constitutes approximately
                                   6.1% of the total number of Shares
                                   outstanding.


Item 4(c)                          Number of shares as to which such person has:
                                   ---------------------------------------------

                                   (i)    Sole power to vote or to direct the
                                          vote: 1,316,000

                                   (ii)   Shared power to vote or to direct the
                                          vote:  269,100

                                   (iii) Sole power to dispose or to direct the disposition of: 1,316,000

                                   (iv)   Shared power to dispose or to direct
                                          the  disposition of:  269,100


Item 5                             Ownership of Five Percent or Less of a Class:
                                   --------------------------------------------

                                   Not Applicable

Item 6                             Ownership of More than Five Percent on Behalf
                                   ---------------------------------------------
                                   of Another Person:
                                   -----------------

                                   The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.


Item 7                             Identification and Classification of the
                                   ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable

                                   Item 8 Identification and Classification of
                                   -------------------------------------------
                                   Members of the Group:
                                   ---------------------

                                    Not Applicable




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Item 9                     Notice of Dissolution of Group:
                           ------------------------------

                           Not Applicable

Item 10                    Certification:
                           --------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 8, 1998

                                            CUMBERLAND ASSOCIATES LLC


                                            By:  /s/ K. Tucker Andersen
                                            Name:  K. Tucker Andersen
                                            Title:  Member



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